Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON MARCH 31, 2011

DATE, TIME AND PLACE:	On March 31, 2011 at 4:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

A)	PROPOSALS TO BE DECIDED IN THE EXTRAORDINARY GENERAL MEETINGS AND ORDINARY MEETING

In accordance with the authority vested in it under the Bylaws, the Board of Directors invites Stockholders if the Company to the general meetings to be held on April 25, 2011 at its registered offices, to examine the following matters:

1)	In an Extraordinary General Meeting to be held at 3:00 p.m.

Amendment of the Stock Option Plan (“Plan”):

1.1.
Proposal for amending the items 7.3, 7.3.1, 7.4, 7.5.1, 8.3, 8.4, 10.3 and 10.4 of the Plan to adjust the rule in the event of termination of employment of the beneficiary holding options.  With this it is now proposed that the general rule shall become:

a)
loss of the options except in the following cases: (i) if the termination of the member of management occurs due to non-reelection by virtue of reaching the age limit for exercising his/her post or the termination takes place after he/she has completed 55 years of age; (ii) if termination takes place simultaneously with the election of the employee to the position in the management of the Company or its controlled companies, or should the member of management occupy another statutory position in the company or one of its controlled companies, or (iii) if the Committee responsible for the management of the Plan should take a contrary decision; and

b)	maintenance of the vesting and blackout periods for the shares as originally determined.

1.2.
Proposal for amending item 6.1 “a” of the Plan, in order to adjust the term for defining the price of simple options such that in order to establish the strike price for the said options, the Committee shall consider the average of the prices of the preferred shares of the Company on the days the  BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business on the last three months of the preceding year to the grant, and, further, allowing an adjustment of up to 20% more or less of this average price.

1.3.
Proposal for inclusion of a new item 6.2. expressly providing in the Plan for the beneficiaries, on investing their bonus in the program and thereby receiving bonus options, to acquire shares directly from the Company’s treasury.

The proposed amendments to the Plan, as above, are consolidated in the form of the attachment to these minutes (Attachment I).

2)	In the Ordinary General Meeting to be held at 3:20 p.m.

(i)
to take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2010;

(ii)	to deliberate on the appropriation of net income for the fiscal year;
(iii)
to elect members of the Board of Directors and Fiscal Council for the next annual term of office; in the light of the determination in CVM instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting  capital; and

(iv)	to deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Executive Board as well as the compensation of the members of the Fiscal Council.

3)	In the Extraordinary General Meeting to be held at 3:40 p.m.

3.1.
Proposal for the reverse stock split and simultaneous stock split of the shares representing the capital stock, according to the justification and procedures shown in the Material Fact attached (Attachment II) to these minutes to be disclosed as of today’s date. Consequently for the implementation of the said proposal, the stockholders shall deliberate in the stockholders meeting on the following issues:

a.
cancellation of 75 common shares and 44 preferred shares, all book entry, issued by the company and held as treasury stock, without any reduction in the capital stock, with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

b.
the reverse split of 4,570,936,100 book entry shares, with no par value, representing the  subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864 ordinary and 22,816,497 preferred;

c.
sequentially and simultaneously to the reverse stock split, the stock split of 45,709,361 book entry shares with no par value, the result of the reverse stock split, in 4,570,936,100 book entry shares, with no par value, being 2.289,286,400 common shares and 2,281,649,700 preferred shares, with no alteration in the monetary expression of the capital stock; and

d.	delegation of powers to the Company’s Executive Board for implementation of the acts necessary for effecting the reverse stock split and subsequent stock split.

3.2.	Proposal for amending the Bylaws to authorize any member of management of the Company to chair the general stockholders meetings with the consequent amendment to articles 4.1 and 9.3 of the Bylaws;

3.3.
Proposal for consolidating the Bylaws (pursuant to Attachment III), with the amendments mentioned in items 3.1 and 3.2 above, such that Articles 3, 4 (4.1) and 9 (9.3) shall carry the following wording:

“Article 3 - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred) common and 2,281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

[...]

“Article 4 – GENERAL MEETING - …

[...]

4.1. – The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary”.

[...]

“Article 9 – OFFICERS’ RESPONSIBILITIES AND POWERS - …

[...]

9.3. - It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.”.

B)	RATIFICATION OF THE CONSOLIDATED ACCOUNT STATEMENTS, ADAPTED TO THE INTERNATIONAL ACCOUNTING STANDARDS (IFRS - INTERNATIONAL FINANCIAL REPORTING STANDARDS)

The Board of Directors ratifies the consolidated account statements according the international standard (IFRS - International Financial Reporting Standards), with opening year in 2010, disclosure of which, according to an Announcement to the Market of March 29, 2011, shall take place by April 5, 2011.

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all.  São Paulo (SP), March 31, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PROPOSAL FOR AMENDMENT OF THE

STOCK OPTION PLAN

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); and highly qualified employees or with high potential or ability to perform (“EMPLOYEES” or “EMPLOYEE”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1.           The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.

1.2.           At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN.

1.3.           Each stock option shall give the right to subscribe one share.

1.4.           The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.           The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.

2.3.           It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options.  The Board of Directors may modify such decision at the first subsequent meeting of this body.  This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the base date of the respective year-end.

3.2.1.           In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.

3.2.2.           Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.           The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).
4.2.           The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1.           The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1. The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:

(a)           Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares.  Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

(b)           Bonus options: the strike price of these options shall be the confirmation of the performance of positive covenants, conditional on the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing  a portion or the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.

6.2           The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, the same ITAÚ UNIBANCO opting to deliver the shares in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange) at its discretion.  The COMMITÊE shall set the acquisition price which shall be equivalent to the average price for the shares of ITAÚ UNIBANCO on BM&FBOVESPA in the 30 days which precede the setting of the said price.

6.3. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.

7. STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.

7.1.           The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

7.2.           The term of the stock options shall be extinguished ipso jure if the respective holder resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation.  The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.

7.3.           The provision for extinguishment pursuant to item 7.2 shall not occur if termination of the MEMBER OF MANAGEMENT is due to non-reelection by virtue of the said individual having reached the age limit for holding their post or, in the case of an EMPLOYEE, if termination is due to the said individual having reached the age of 55.

7.3.1.           The extinguishment pursuant to item 7.2 shall not occur if termination occurs simultaneously with the election of the EMPLOYEE to the position of MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or of its controlled companies or if the MEMBER OF MANAGEMENT takes up another statutory position in ITAÚ UNIBANCO or in its controlled companies.

7.4. The COMMITTEE may, in exceptional situations and respecting the criteria established in the internal regulations, determine the non-extinguishment of the bonus options in the event set forth in item 7.2.

7.5.           Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.

7.5.1.           Should the beneficiary’s decease occur after leaving, and the said holder so terminated have maintained the right to exercise the options, his/her successors may exercise the options during the term that remained to the holder.

8. EXERCISING OF THE STOCK OPTIONS
8.1.           Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE.

8.2.           The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.

8.3.           The vesting period will also be extinguished upon the death of stock option holder.

8.4.           The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.

8.6.           The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.           The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1. The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.

10.2.           The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15, 1976.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.

_______________________

ATTACHMENT II

Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Whereas the shareholding basis currently comprises a large number of shareholders that own interests lower than the standard lot of 100 shares, which majority is inactive, incurring high operating and administrative costs to the Company, in addition to compromise the efficiency of the system for registering, controlling and disclosing information,  the Board of Directors of Itaú Unibanco Holding S.A. (“Company”) resolved to submit for the appreciation and approval of the Company’s shareholders a proposal for the reverse split of common and preferred shares issued by the Company at the proportion of 100 (one hundred) shares to 1 (one) share, pursuant to the terms of Article 12 of Law No. 6,404/76 and the CVM Instructions Nos. 323/2000 and 358/2002.

The operation proposed herein has the objective of adjusting the shareholding basis, aiming at reducing operating and administrative costs, as well as increasing the efficiency of the systems for registering book-entry shares, controlling shareholding positions and disclosing information to the market, thus improving the service to the shareholders of the Company by mitigating events of information and communication errors.

However, as a result of the suggested reverse split, the quoted unit price of the Company’s shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, affecting the liquidity of the shares traded. In this sense, in view of the need of maintaining the quotation for the Company’s shares at a level attractive for trading, and in order to ensure a higher liquidity of such shares, the shareholders shall also resolve on the proposal for the split of each share issued by the Company in the proportion of 1 (one) share to 100 (one hundred) shares.

Description of the Proposed Operation:

I. First Step:

In order to simplify the operation, and allow that the total number of shares issued by the Company, as well as the number of shares of each type, is a multiple of 100, the shareholders shall preliminarily resolve on the cancellation of 75 common shares and 44 preferred shares issued by the Company held in treasury, without any reduction in the capital stock.  Should such measure be approved, Article 3 of Bylaws shall be amended to reflect the new composition of capital.

II. Reverse Split of Shares:

The proposed operation intends to carry out the reverse split of 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty six thousand and one hundred) book-entry shares with no par value, comprising the Capital Stock of the Company (“Shares”), in the proportion of 100 (one hundred) Shares to 1 (one) Share of the same type, as indicated below:

	Beginning Number	Ending Number – After Reverse Split
Total Shares	4,570,936,100	45,709,361
Common Shares	2,289,286,400	22,892,864
Preferred Shares	2,281,649,700	22,816,497

The reverse split consists of an effective mechanism for adjusting the shareholding basis, enabling the reduction of operating and administrative costs spent with inactive investors. On the other hand, for other shareholders this mitigation corresponds to an improvement in the service provided by the Company, to the extent that it ensures that the increase in the efficiency of systems for registering book-entry shares, controlling shareholding positions, and disclosing information to the market, thus reducing events of information and communication errors.

III. Split of Shares:

Subsequently and concurrently to the reverse split, the shareholders shall resolve on the reverse split of 45,709,361 (forty five million, seven hundred and nine thousand, three hundred and sixty one) book-entry shares, with no par value, resulting from the reverse split mentioned above, in the proportion of 1 (one) Share to 100 (one hundred) Shares of the same type, as indicated below:

	Beginning Number	Ending Number – After Reverse Split
Total Shares	45,709,361	4,570,936,100
Common Shares	22,892,864	2,289,286,400
Preferred Shares	22,816,497	2,281,649,700

The reverse split has the objective of providing for maintaining the liquidity of Shares traded in the market. In fact, as a result of the suggested reverse split, the quoted unit price of the Company’s Shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, the liquidity of the Shares traded. Therefore, the reverse split operation guarantees the maintenance of the quotation for the Company’s Shares at an attractive level, thus providing higher liquidity for trading such Shares in the market.

IV. Applicable Procedures

A.	Term for Adjusting the Shareholding Position

Upon the approval at the Shareholders’ Meeting of the Company, the operations intended for cancellation of treasury shares, reverse split and concurrent split will be submitted to the appreciation of the Central Bank of Brazil for approval.  Subsequent to the approval, the Company will publish an “Announcement to the Market”, through which it will provide more details on the carry out of the reverse split and concurrent split of Shares, in addition to establish a minimum term of 60 (sixty) days, counted from the publication of said document, so that the holders of the Company’s common or preferred shares at a number other than a multiple of 100 (one hundred) may, at their free and sole discretion, adjust their shareholding positions in lots that are multiples of 100 (one hundred), in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A., upon trading at BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities & Futures Exchange)  (“BM&FBOVESPA”) intermediated by the broker of their choice. The composition of balances that are multiples of 100 (one hundred) shall be obtained in each environment where these shares are registered in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A.

B.  Fractions of Shares

When the period of 60 (sixty) days for adjustment of shareholding positions has elapsed, possible fractions of Shares arising from the reverse split will be separated, grouped in integer numbers and sold in an auction to be held at BM&FBOVESPA. The amounts resulting from this sale will be made available to the holders of corresponding share fractions, after the financial settlement of the sale, subject to the following terms:

•	credit into an account for investors whose records and registration are updated with data about current account and Financial Institution;
•	payment to BM&FBOVESPA for investors who, having traded shares in a stock exchange and through their Custody Agents, have their registrations updated; and
•
the amounts will be made available in branches for investors who, although they do not have current account record in the Financial Institution, keep their respective registrations in regular status and updated, so as to enable their communication and identification at the time the amounts are withdrawn.  It should be emphasized that, upon request, the amounts will be paid adjusted at the SELIC rate or any rate that may replace it.

Regarding the shareholders not identified or found, the amounts to which they are entitled will be maintained at their disposal at the Company, and upon request, they will be paid adjusted at the SELIC rate or any rate that may replace it.  It should be emphasized that shareholders’ registration may be updated in the following Itaú Unibanco specialized branches:

Belo Horizonte - MG
Av. João Pinheiro, 195 - Térreo

Brasília - DF
SCS Quadra 3 - Edifício Dona Angela - Sobreloja

Curitiba - PR
Rua João Negrão, 65 - Sobreloja

Porto Alegre - RS
Rua Sete de Setembro, 746 - Térreo

Rio de Janeiro - RJ
Rua Sete de Setembro, 99 - Subsolo

Salvador - BA
Av. Estados Unidos, 50 - 2º andar - Edifício Sesquicentenário

São Paulo - SP
Rua Boa Vista, 176 - Subsolo

Further details about the auction of Share fractions, as well as the date it will be held and the date on which the proceeds arising therefrom will be available to the shareholders will be informed on a timely basis, after the period for adjustment of shareholding positions has elapsed, through an “Announcement to the Market.”

V. Supplementary Information

A. Maintenance of Share conditions

Upon the completion of the reverse split and concurrent split, the Shares of the Company’s capital stock will be exclusively traded at the proportion achieved by the reverse split and concurrent split of the Company’s Shares, maintaining the same rights currently in effect, including regarding the payment of dividends and possible capital remuneration.  Therefore, at the extent the reverse split and split are processed in the same proportion, the operation hereof, if approved at the Shareholders’ Meeting and the proper Regulatory Authorities, shall not result in a change in the value of monthly dividends distributed or in the number of shares comprising the Capital Stock, thus maintaining the wording of Article 3 of Bylaws of Itaú Unibanco Holding S.A. (already considering the cancellation of shares mentioned in item I above).

B. ADRs and CEDEARs

The reverse split and split of shares are carried out considering the total number of shares held by the depositary banks (The Bank of New York Mellon and Banco Itaú Argentina S.A.) of shares issued as ADRs and CEDEARs, respectively, therefore not impacting the end holders of ADRs and CEDEARs.

C. Empowerment of the Company’s Executive Board

Finally, the shareholders shall also resolve on the empowerment of the Company’s Executive Board, so that it is able to perform all acts required for completing the above-mentioned concurrent operations for reverse split and subsequent split of Shares.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT III

Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PROPOSAL FOR AMENDMENT OF THE

CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred) common and 2,281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers.  Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be.

5.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits.  Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.2.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.3.
The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.4.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.5.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.6.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV -
to supervise the administration of the Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX -	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buy-back operations on a non-permanent basis;

XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV.	to elect and remove the members of the Audit Committee;

XV.	to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.
The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years.  In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

8.1.
The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.

8.2.
In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members.  The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.

8.3.	Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

8.4.	The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

8.5.	An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.

Article 9 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

9.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.6., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

9.2.
The company may be represented, jointly, (i) by an Officer and an Attorney-in- Fact, or (ii) by two Attorneys-in-Fact.  Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

9.3.
It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

9.4.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.

9.5.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.

Article 10 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 11 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 12 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

12.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

12.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 13 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

12.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 14, “ad referendum” of the General Meeting.

Article 13 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

13.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

13.2.
If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 14 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.

14.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 13.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 13.1).

14.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

14.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

14.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

14.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 15 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.